Raymond James Financial Electronic EDGAR Proof

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EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**10/19/11**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k8101911_header.htm**
	8-K HEADER
EX-99.1	**ex99_1.htm**
	EARNINGS RELEASE
GRAPHIC	**rjflogo.jpg**
	RJF LOGO
GRAPHIC	**rjblogo.jpg**
	RJB LOGO
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>10/19/11</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8101911_header.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K HEADER</value></field>
                <data sid="data1"><filename>k8101911_header.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>EARNINGS RELEASE</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>RJF LOGO</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>rjblogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>RJB LOGO</value></field>
                <data sid="data4"><filename>rjblogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value>PDF</value></field>
                <data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

October 19, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On October 19, 2011, Raymond James Financial, Inc. issued a press release disclosing its results for the fourth quarter and year ended September 30, 2011. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On October 19, 2011, Raymond James Financial, Inc. issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated October 19, 2011, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: October 19, 2011

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance
and Chief Financial Officer



October 19, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS ANNUAL AND FOURTH QUARTER RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported record annual net revenues for fiscal year 2011 of $3.33 billion, up 14 percent from last year, and record annual net income of $278.4 million, up 22 percent over last fiscal year. Net income per diluted share was up 20 percent to $2.19 from $1.83.

"These results are impressive given that they were tempered by historically low interest earnings on cash balances and also include the charge for auction rate securities (ARS), which is now behind us," said Paul Reilly, CEO. "We have continued to invest in all of our business segments by recruiting financial advisors, investment bankers, lenders, public finance professionals, institutional salespeople and traders, while delivering record results."

For the fourth quarter, net income was up 47 percent from the prior quarter (which included a $45 million pretax ARS charge) to $68.9 million, or $.54 per fully diluted share, and was essentially flat with last year's fourth quarter earnings of $69.1 million, or $.55 per fully diluted share. Net revenue was $817.8 million, down 4 percent from the prior quarter and up 9 percent from last year's fourth quarter.

"We are pleased with our quarterly results given a very volatile time in the marketplace. Three of our four major segments performed well. However, as we have discussed in our operating releases, the environment was very challenging for the Capital Markets segment," Reilly continued.

The Private Client Group continued its outstanding results, achieving record financial advisor productivity levels in both the employee and independent contractor domestic businesses. With the S&P 500 down 14.3 percent for the quarter and assets under administration falling 8 percent to $256 billion, revenue was off only 1 percent from the prior quarter. Pretax income was up 20 percent over last quarter and up 34 percent over last year's fourth quarter.

Asset Management recorded solid results for both the quarter and the year. While assets under management (excluding money market funds) were down 12 percent from last quarter to $32.1 billion, pretax income was up 1 percent from last quarter and up 54 percent from last year's fourth quarter.

Raymond James Bank continued to add assets as loans were up nearly $300 million over last quarter to $6.55 billion. Net interest spread, adjusted for excess deposits, held up well while credit quality continues to improve. Lower credit charges drove a 54 percent increase in pretax income over last year's fourth quarter.

In Equity Capital Markets, the IPO market was virtually non-existent and secondary offerings faced difficult market conditions. Further, commission revenues were down, although M&A activity continued to show solid results. Trading profits for the Fixed Income business were abnormally low reflecting market conditions.

"Overall, we believe Raymond James is well-positioned to continue to gain market share in a difficult market," added Reilly. "Our balance sheet remains strong and our businesses continue to perform in a challenging environment. Although the short-term outlook for our industry is uncertain, we remain confident about our future as evidenced by our open market repurchase of approximately 1.03 million of our shares in the past 60 days."

The company will conduct its quarterly conference call Thursday, October 20, at 8:15 a.m. ET. For a listen-only connection, visit raymondjames.com/analystcall for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have approximately 5,400 financial advisors serving 2 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $256 billion, of which approximately $32 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2010, March 31, 2011 and June 30, 2011, which are available on RAYMONDJAMES.COM and SEC.GOV.

For more information, contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Unaudited Report
(in thousands, except per share amounts)

		Three months ended				
	September 30, 2011	September 30, 2010	% Change	June 30, 2011	% Change	
Total revenues	$ 834,597	$ 763,248	9%	$ 868,212	(4)%	
Net revenues	817,783	747,886	9%	850,387	(4)%	
Pre-tax income	125,829	105,353	19%	78,667	60%	
Net income	68,927	69,065	-	46,786	47%	
Income for basic earnings per common share:						
Net income attributable to RJF, Inc. common shareholders	$ 66,955	$ 66,196	1%	$ 45,394	47%	
Income for diluted earnings per common share:						
Net income attributable to RJF, Inc. common shareholders	$ 66,959	$ 66,200	1%	$ 45,399	47%	
Earnings per common share:						
Basic	$ 0.54	$ 0.55	(2)%	$ 0.37	46%	
Diluted	$ 0.54	$ 0.55	(2)%	$ 0.37	46%	
Non-GAAP results excluding the loss provision for auction rate securities[1]:						
Non-GAAP pre-tax income	$ 122,220	$ 105,353	16%	$ 123,667	(1)%	
Non-GAAP net income	$ 65,808	$ 69,065	(5)%	$ 74,884	(12)%	
Non-GAAP earnings per common share:						
Non-GAAP basic	$ 0.52	$ 0.55	(5)%	$ 0.59	(12)%	
Non-GAAP diluted	$ 0.52	$ 0.55	(5)%	$ 0.59	(12)%	

	Twelve months ended		
	September 30, 2011	September 30, 2010	% Change
Total revenues	$ 3,399,886	$ 2,979,516	14%
Net revenues	3,334,056	2,916,665	14%
Pre-tax income	461,247	361,908	27%
Net income	278,353	228,283	22%
Income for basic earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$ 269,576	$ 218,676	23%
Income for diluted earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$ 269,597	$ 218,691	23%
Earnings per common share:			
Basic	$ 2.20	$ 1.83	20%
Diluted	$ 2.19	$ 1.83	20%
Non-GAAP results excluding the loss provision for auction rate securities[1]:			
Non-GAAP pre-tax income	$ 502,638	$ 361,908	39%
Non-GAAP net income	$ 303,332	$ 228,283	33%
Non-GAAP earnings per common share:			
Non-GAAP basic	$ 2.40	$ 1.83	31%
Non-GAAP diluted	$ 2.39	$ 1.83	31%

(1) The non-GAAP calculations exclude the impact of the loss provision for auction rate securities from pre-tax income for the three months ended September 30, 2011 and June 30, 2011 as well as the twelve months ended September 30, 2011. Non-GAAP net income and earnings per common share computations also reflect adjustments to income tax expenses for the tax effect of this loss provision. The company believes that the non-GAAP measures provide useful information by excluding these items which may not be indicative of the company's core operating results and business outlook. The company believes that GAAP measures and non-GAAP measures of the company's financial performance should be considered together.

	Balance sheet data	
	September 30, 2011	September 30, 2010
Total assets	$ 18.0 bil.	$ 17.9 bil.[1]
Shareholders' equity	$ 2,588 mil.	$ 2,303 mil.
Book value per share	$ 20.99	$ 19.03

	Management data Quarter ended			
	September 30, 2011	September 30, 2010	June 30, 2011	March 31, 2011
PCG financial advisors:				
United States	4,504	4,503	4,492	4,472
Canada	452	442	445	443
United Kingdom	157	145	156	151
Total	5,113	5,090	5,093	5,066
# lead managed:				
Corporate public offerings in U.S.	5	7	7	12
Corporate public offerings in Canada	3	5	8	16
Financial assets under management:				
Managed accounts (excluding Money Market funds)	$ 32.1 bil.	$ 30 bil.	$ 36.6 bil.	$ 35.6 bil.
Client assets under administration	$ 256 bil.	$ 249 bil.	$ 278 bil.	$ 275 bil.
Client margin balances	$ 1,517 mil.	$ 1,437 mil.	$ 1,551 mil.	$1,537 mil.

(1) Total assets include $3.5 billion in qualifying assets comprised of approximately $700 million of additional Raymond James Bank Deposit Program (RJBDP) deposits, deposits of approximately $400 million from affiliates, and a $2.4 billion overnight FHLB advance, to meet point-in-time regulatory balance sheet composition requirements related to RJ Bank's qualifying as a thrift institution. The affiliate deposits were withdrawn and the FHLB advance was repaid on October 1, 2010.

	Three months ended					
	September 30, 2011	September 30, 2010	% Change		June 30, 2011	% Change
			(in thousands)			
Revenues:						
Private Client Group	$ 552,910	$ 493,340	12%	$	557,017	(1)%
Capital Markets	151,146	154,329	(2)%		162,695	(7)%
Asset Management	57,125	48,907	17%		58,458	(2)%
RJ Bank	67,616	66,671	1%		67,836	-
Emerging Markets	8,184	4,646	76%		14,449	(43)%
Securities Lending	1,701	2,171	(22)%		1,502	13%
Proprietary Capital	2,694	(64)	NM		13,716	(80)%
Other	2,261	2,043	11%		1,286	76%
Intersegment eliminations	(9,040)	(8,795)	(3)%		(8,747)	(3)%
Total revenues	$ 834,597	$ 763,248	9%	$	868,212	(4)%
Pre-tax Income:						
Private Client Group	$ 63,764	$ 47,423	34%	$	53,317	20%
Capital Markets	5,464	31,220	(82)%		14,191	(61)%
Asset Management	17,762	11,528	54%		17,593	1%
RJ Bank	42,180	27,365	54%		42,093	-
Emerging Markets	308	(1,355)	123%		2,710	(89)%
Securities Lending	311	668	(53)%		323	(4)%
Proprietary Capital	1,949	(508)	484%		6,616	(71)%
Other	(5,909)[1]	(10,988)	46%		(58,176)[2]	90%
Pre-tax Income	$ 125,829	$ 105,353	19%	$	78,667	60%

	Twelve months ended		
	September 30, 2011	September 30, 2010	% Change
		(in thousands)	
Revenues:			
Private Client Group	$ 2,185,990	$ 1,903,101	15%
Capital Markets	664,276	591,949	12%
Asset Management	226,511	196,817	15%
RJBank	281,992	276,770	2%
Emerging Markets	43,184	16,639	160%
Securities Lending	6,432	8,837	(27)%
Proprietary Capital	16,805	17,029	(1)%
Other	10,524	8,056	31%
Intersegment eliminations	(35,828)	(39,682)	10%
Total revenues	$ 3,399,886	$ 2,979,516	14%
Pre-tax income:			
Private Client Group	$ 218,811	$ 160,470	36%
Capital Markets	77,990	84,236	(7)%
Asset Management	66,176	46,981	41%
RJBank	172,993	112,009	54%
Emerging Markets	4,531	(5,446)	183%
Securities Lending	1,488	2,721	(45)%
Proprietary Capital	4,391	1,728	154%
Other	(85,133)[3]	(40,791)	(109)%
Pre-tax Income	$ 461,247	$ 361,908	27%

(1) The three months ended September 30, 2011 includes a $3.6 million pre-tax reduction of the loss provision for auction rate securities based upon actual repurchase activity.

(2) The three months ended June 30, 2011 includes a $45 million pre-tax estimated loss provision for auction rate securities.

(3) Fiscal year 2011 includes a $41 million pre-tax loss provision for auction rate securities.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

		Three months ended				
	September 30, 2011	September 30, 2010	% Change	June 30, 2011	% Change
Revenues:					
Securities commissions and fees	$ 541,250	$ 497,210	9%	$ 551,337	(2)%
Investment banking	64,565	52,486	23%	64,518	-
Investment advisory fees	56,681	43,428	31%	55,016	3%
Interest	95,289	93,465	2%	95,832	(1)%
Net trading profits (losses)	(1,591)	13,402	(112)%	7,529	(121)%
Account and service fees[1]	74,595	65,313	14%	71,739	4%
Other[1]	3,808	(2,056)	285%	22,241	(83)%
Total revenues	834,597	763,248	9%	868,212	(4)%
Interest expense	16,814	15,362	9%	17,825	(6)%
Net revenues	817,783	747,886	9%	850,387	(4)%
Non-interest expenses:					
Compensation, commissions and benefits	563,538	511,387	10%	575,726	(2)%
Communications and information processing	33,924	31,443	8%	36,156	(6)%
Occupancy and equipment costs	28,458	25,659	11%	27,140	5%
Clearance and floor brokerage	8,820	8,313	6%	10,277	(14)%
Business development	23,310	20,840	12%	24,800	(6)%
Investment sub-advisory fees	7,626	6,327	21%	7,703	(1)%
Bank loan loss provision	5,423	20,543	(74)%	8,363	(35)%
Loss provision for auction rate securities	(3,609)	-	NM	45,000	(108)%
Other	31,611	23,898	32%	34,143	(7)%
Total non-interest expenses	699,101	648,410	8%	769,308	(9)%
Income including noncontrolling interests and before provision for income taxes	118,682	99,476	19%	81,079	46%
Provision for income taxes	56,902[2]	36,288	57%	31,881	78%
Net income including noncontrolling interests	61,780	63,188	(2)%	49,198	26%
Net (loss) income attributable to noncontrolling interests	(7,147)	(5,877)	(22)%	2,412	(396)%
Net income attributable to Raymond James Financial, Inc.	**$ 68,927**	**$ 69,065**	**-**	**$ 46,786**	**47%**
Net income per common share-basic	**$ 0.54**	**$ 0.55**	**(2)%**	**$ 0.37**	**46%**
Net income per common share-diluted	**$ 0.54**	**$ 0.55**	**(2)%**	**$ 0.37**	**46%**
Weighted average common shares outstanding-basic	**123,366**	**119,912**		**123,238**	
Weighted average common and common equivalent shares outstanding-diluted	**123,771**	**120,128**		**123,958**	

(1) We changed the title of what had been known as "Financial Service Fees" to "Account and Service Fees", to better reflect the nature of the revenues included within the line item description. Additionally, we reclassified certain components of revenue previously included within Other Revenues, into Account and Service Fees. The most significant elements of revenue subject to this reclassification include mutual fund and annuity service fees and correspondent clearing. All prior periods presented have been adjusted in order to conform prior periods to the current period presentation.

(2) Our quarterly tax provision was negatively impacted by a significant decline in value of the nontaxable COLI investment.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Twelve months ended		
	September 30, 2011	**September 30, 2010**	**% Change**
Revenues:			
Securities commissions and fees	$ 2,190,436	$ 1,950,909	12%
Investment banking	251,183	164,957	52%
Investment advisory fees	216,750	173,939	25%
Interest	392,318	370,892	6%
Net trading profits	27,506	38,256	(28)%
Account and service fees(1)	286,523	251,877	14%
Other(1)	35,170	28,686	23%
Total revenues	3,399,886	2,979,516	14%
Interest expense	65,830	62,851	5%
Net revenues	3,334,056	2,916,665	14%
Non-interest expenses:			
Compensation, commissions and benefits	2,270,735	1,993,561	14%
Communications and information processing	137,605	121,957	13%
Occupancy and equipment costs	108,600	104,945	3%
Clearance and floor brokerage	38,461	35,123	10%
Business development	94,875	80,213	18%
Investment sub-advisory fees	30,100	26,700	13%
Bank loan loss provision	33,655	80,413	(58)%
Loss provision for auction rate securities	41,391	-	NM
Other	127,889	117,609	9%
Total non-interest expenses	2,883,311	2,560,521	13%
Income including noncontrolling interests and before provision for income taxes	450,745	356,144	27%
Provision for income taxes	182,894	133,625	37%
Net income including noncontrolling interests	267,851	222,519	20%
Net loss attributable to noncontrolling interests	(10,502)	(5,764)	(82)%
Net income attributable to Raymond James Financial, Inc.	**$ 278,353**	**$ 228,283**	22%
Net income per common share-basic	**$ 2.20**	**$ 1.83**	20%
Net income per common share-diluted	**$ 2.19**	**$ 1.83**	20%
Weighted average common shares outstanding-basic	**122,448**	**119,335**	
Weighted average common and common equivalent shares outstanding-diluted	**122,836**	**119,592**	

(1) We changed the title of what had been known as “Financial Service Fees” to “Account and Service Fees”, to better reflect the nature of the revenues included within the line item description. Additionally, we reclassified certain components of revenue previously included within Other Revenues, into Account and Service Fees. The most significant elements of revenue subject to this reclassification include mutual fund and annuity service fees and correspondent clearing. All prior periods presented have been adjusted in order to conform prior periods to the current period presentation.

RAYMOND JAMES Bank

Raymond James Bank, FSB (RJ Bank) is a federally chartered savings bank, regulated by the Office of the Comptroller of the Currency (OCC). The Office of Thrift Supervision (OTS) had been the regulator of federally chartered savings banks until July 21, 2011 when as result of the Dodd-Frank Wall Street Reform & Consumer Protection Act, the OTS was merged into the OCC. RJ Bank provides commercial and industrial, commercial and residential real estate and consumer loans, as well as FDIC-insured deposit accounts, to clients of Raymond James Financial, Inc. (RJF) broker-dealer subsidiaries and to the general public. RJ Bank also purchases residential whole loan packages to hold for investment and is active in bank participations and corporate loan syndications. RJ Bank operates from a single branch location adjacent to the Raymond James headquarters complex in St. Petersburg, Florida. RJ Bank's deposits consist predominately of cash balances swept from the client investment accounts carried by Raymond James & Associates, Inc. (RJ&A) in the Raymond James Bank Deposit Program (RJBDP).

Corporate & Commercial Real Estate Loan Portfolio

RJ Bank's corporate and commercial real estate loan portfolio is comprised of revolving lines of credit and term loans and project finance real estate loans. Approximately 90% of the corporate loan portfolio is participations in Shared National Credits (SNC) or other large syndicated loans. The SNCs are loan syndications totaling over $20 million that are shared among three or more regulated institutions. RJ Bank is sometimes involved in the syndication of the loan at inception and some of these loans have been purchased in secondary trading markets. The remainder of the corporate loan portfolio is comprised of smaller loan participations and direct loans. Regardless of the source, all loans are independently underwritten to RJ Bank credit policies, are subject to loan committee approval, and credit quality is continually monitored by the corporate lending staff. The corporate lending staff has direct access and a regular dialogue with the borrowers' management teams. Approximately 40% of the corporate borrowers also have a capital markets relationship with RJ&A. More than half of RJ Bank's corporate borrowers are public companies. RJ Bank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis. During the most recent quarter, Corporate and Commercial Real Estate Banking closed 60 new loan transactions representing $647.7 million in new loan commitments. On June 30, 2011, RJ Bank entered into a definitive agreement to acquire substantially all of a foreign bank's Canadian, corporate loan portfolio. This acquisition is subject to U.S. regulatory approval, which is currently in process in conjunction with RJ Bank's application to convert to a national bank charter.

Residential Loan Portfolio

RJ Bank's residential loan portfolio consists primarily of first mortgage loans originated by RJ Bank via referrals from RJF Private Client Group financial advisors, and first mortgage loans purchased by RJ Bank, originated by select large financial institutions. These purchased mortgage loans represent approximately 85% of RJ Bank's residential portfolio. Approximately 90% of the residential loans are fully documented loans, and 99% of the residential loan portfolio is to owner-occupant borrowers for their primary or second home residences. Virtually all of RJ Bank's residential mortgage loans are adjustable rate mortgage (ARM) loans. Approximately 40% of first lien residential mortgage loans are ARMs with interest-only payments based on a fixed rate for an initial period of the loan, typically 3-5 years, then become fully amortizing, subject to annual and lifetime interest rate caps. RJ Bank does not originate or purchase option ARM loans with negative amortization, payment options, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased. Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents. Mortgage Banking originated and funded $39.8 million in retail mortgage loan production in the most recent quarter. In addition, RJ Bank purchased $50.9 million in first mortgage loans during the quarter. Residential borrower credit scores at the time of origination are continuously monitored as an indicator of credit quality as the portfolio mix changes with new loans or pay downs. The most recent refreshed weighted average credit score for the residential loan portfolio was 751, virtually unchanged from prior quarters. Loan-to-value (LTV) ratios at time of origination are similarly tracked with the most recent weighted-average LTV at 66%.

Asset Quality

During the quarter, the Allowance for Loan Losses (ALL) as a percentage of total loans decreased from 2.28% to 2.18%, as the allowance remained flat while loan balances grew by close to $300 million. Total net loan charge-offs for the current quarter improved to $5.5 million, compared to the prior quarter's $8.7 million. Net charge-offs in the corporate loan portfolio totaled $0.6 million compared to $3.7 million in the prior quarter. The remaining $4.9 million in net charge-offs were taken on residential mortgage loans, which was relatively flat compared to the prior quarter. Loan loss provision expense for the current quarter improved to $5.4 million, compared to the previous quarter's provision expense of $8.4 million. The percentage of over 30 day past-due residential mortgage loans decreased during the current quarter, with delinquencies falling to 4.32% from 4.59% in the prior quarter, which was driven by a decline in past-due residential loan balances. Total nonperforming loans decreased by $6.7 million during the current quarter compared to the prior quarter's increase of $7.2 million. Other Real Estate Owned (OREO) balances decreased during the current quarter to $14.6 million from $18.8 million. The number of residential OREO properties dropped to 32 during the quarter from 41 as sales of OREO offset additional foreclosures.

Investments

RJ Bank's investment portfolio consists of mortgage backed securities and Federal Home Loan Bank (FHLB) stock. About 40% of the portfolio is invested in relatively short average-life floating rate government agency securities. Most of the remaining mortgage-backed securities portfolio is comprised of non-agency collateralized mortgage obligations (CMOs).

All mortgage securities are classified as Available for Sale and the fair value reported includes an aggregate pretax unrealized loss of $46.5 million. These securities have experienced losses in fair value due to ongoing economic uncertainty, the residential housing market downturn and continued volatility in the markets. Certain non-agency securities were considered to be other-than-temporarily impaired (OTTI) as of September 30, 2011. Even though there is no intent to sell these securities and it is highly unlikely the securities will be required to be sold, RJ Bank does not expect to recover the amortized cost basis of these securities in full, and therefore, recorded $2.6 million of OTTI loss in other revenue during the quarter. This is based on RJ Bank's evaluation of the performance and underlying characteristics of the securities, including the level of current and estimated credit losses relative to the level of credit enhancement, which are subject to change depending on a number of factors such as economic conditions, changes in home prices, delinquency and foreclosure statistics, among others.

$ in thousands UNAUDITED	Three Months Ended 9/30/2011	Three Months Ended 6/30/2011	Three Months Ended 3/31/2011	Three Months Ended 12/31/2010	Three Months Ended 9/30/2010
Net Revenues[1]	$ 64,514	$ 65,026	$ 65,636	$ 73,482[2]	$ 62,097
Net Interest Income	$ 65,063	$ 65,104	$ 66,786	$ 74,353[2]	$ 64,286
Loan Loss Provision Expense	$ 5,423	$ 8,363	$ 8,637	$ 11,232	$ 20,543
Pre-tax Income	$ 42,180	$ 42,093	$ 42,256	$ 46,464[2]	$ 27,365
Net Interest Margin					
(% Earning Assets)	2.87%	3.49%	3.53%	3.70% [2]	3.46%
Adjusted Net Interest Margin	3.35%[12]				
Net Interest Spread (Interest-Earning					
(Assets Yield – Cost Of Funds)	2.85%	3.47%	3.50%	3.67% [2]	3.43%
Adjusted Net Interest Spread	3.33%[12]				

	As of 9/30/2011	As of 6/30/2011	As of 3/31/2011	As of 12/31/2010	As of 9/30/2010[8]
Total Assets	$ 8,993,127	$ 7,904,034	$ 7,574,468	$ 7,570,337	$ 10,818,240
Adjusted Total Assets[3]					$ 7,334,287
Total Loans, Net	$ 6,547,914	$ 6,252,094	$ 6,028,387	$ 6,104,133	$ 6,094,929
Total Deposits	$ 7,990,474	$ 6,945,523	$ 6,711,204	$ 6,682,396	$ 7,463,671[3]
Raymond James Bank Deposit					
Program Deposits (RJBDP)	$ 7,420,205	$ 6,651,115	$ 6,433,102	$ 6,407,199	$ 6,805,412[3]
Available for Sale Securities,					
at Fair Value	$ 324,607	$ 324,118	$ 353,659	$ 385,153	$ 424,452
Net Unrealized Loss on Available					
For Sale Securities, Before Tax	$ (46,469)	$ (39,671)	$ (39,629)	$ (42,848)	$ (50,586)
Tangible Common Equity/ Total					
Assets	9.96%	11.05%	10.84%	10.80%	11.71%[7]
Total Capital (to Risk-Weighted Assets)[10]	13.7%	13.7%	13.2%	13.2%	14.2%[7]
Tier I Capital (to Adjusted Assets)[10]	10.3%	11.3%	11.1%	11.1%	12.1%[7]
Commercial Real Estate Loans[4]	$ 771,976	$ 808,678	$ 861,067	$ 936,287	$ 1,003,181
Commercial Loans[4]	$ 4,191,422	$ 3,858,215	$ 3,506,678	$ 3,404,934	$ 3,235,746
Residential/Consumer Loans[4]	$ 1,766,188	$ 1,768,230	$ 1,849,362	$ 1,952,890	$ 2,042,095
Allowance for Loan Losses	$ 145,744	$ 145,800	$ 146,115	$ 146,024	$ 147,084
Allowance for Loan Losses					
(as % Loans)	2.18%	2.28%	2.37%	2.34%	2.36%
Net Charge-offs	$ 5,479	$ 8,678	$ 8,546	$ 12,292	$ 20,550
Nonperforming Loans[5]	$ 133,323	$ 140,061	$ 132,830	$ 136,662	$ 153,983
Other Real Estate Owned	$ 14,572	$ 18,821	$ 19,968	$ 20,773	$ 27,925
Total Nonperforming Assets[6]	$ 147,895	$ 158,882	$ 152,798	$ 157,435	$ 181,908
Nonperforming Assets					
(as % of Total Assets)	1.64%	2.01%	2.02%	2.08%	2.48%[7]
Total Criticized Loans[9]	$ 484,186	$ 458,512	$ 462,342	$ 451,046	$ 630,688
1-4 Family Residential Loans					
over 30 days past due					
(as % Residential Loans)	4.32%	4.59%	4.34%	4.55%	4.56%
1-4 Family Mortgage	3.3% CA[11]	3.6% CA[11]	4.2% CA[11]	4.5% CA[11]	4.8% CA[7][11]
Geographic Concentration	2.6% FL	2.8% FL	3.0% FL	3.1% FL	3.2% FL[7]
(top 5 states, dollars	1.9% NY	2.3% NY	2.6% NY	2.9% NY	3.2% NY[7]
outstanding as a	1.1% NJ	1.2% NJ	1.3% NJ	1.4% NJ	1.5% NJ[7]
percent of Adjusted Total Assets)	0.9% VA	1.1% VA	1.1% VA	1.1% VA	1.2% VA[7]
Number of Corporate Borrowers	317	308	303	295	283

Outstanding Balances of Corporate and Commercial Real Estate Loans by Industry Category at 9/30/11 (in millions)

Corporate Loan Portfolio			Commercial Real Estate Loan Portfolio		
Telecommunications	$	380.3	Retail	$	161.4
Consumer Products/Services		307.2	Office		150.4
Media		264.2	Hospitality		144.4
Pharmaceuticals		256.3	Multi-Family		122.2
Healthcare Providers (non-hospitals)		236.7	Industrial Warehouse		106.7
Technology		234.7	Mixed Use		36.5
Hospitals		210.0	Special Purpose		20.4
Chemicals		205.4	Healthcare/Senior Living Facilities		13.6
Defense/Government Contractors		198.0	Commercial Acquisition and		
Restaurants		175.7	Development		13.1
Retail		171.3	Condominium		2.2
Automotive/Transportation		167.7	Residential Acquisition and		
Office Equipment/Business Systems		160.1	Development		1.1
Gaming		159.7			
Energy		131.7			
Finance/Insurance		128.5	Total Commercial Real Estate		
Mining and Minerals		121.0	Loan Portfolio	$	772.0*
Sports		119.9			
Industrial Manufacturing		119.2			
Natural Gas Pipeline		109.3			
Government Guaranteed SBA/USDA		103.9	*Of this total, $312.0 million represents loans to Real Estate		
Environmental Services		68.2	Investment Trusts and $29.1 million represents construction loans.		
Food and Beverage		65.1			
Medical Products		50.5			
Private Banking		46.8			
Total Commercial Loan Portfolio	$	4,191.4			

(1) Net Revenues equal gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2) Net Revenues, Net Interest Income and Pre-tax Income were positively impacted by a $6.4 million correction during the quarter of an accumulated interest income understatement in prior periods related to purchased residential mortgage loan pools. This adjustment increased both Net Interest Margin and Net Interest Spread by 0.09% for the quarter ended December 31, 2010.

(3) At 9/30/10, total assets were adjusted to exclude the approximately $700 million in additional RJBDP deposits, which were redirected to other RJBDP participating banks in early October, 2010, the approximately $400 million in deposits from affiliates which were subsequently withdrawn on 10/01/10, and the $2.4 billion overnight FHLB advance repaid on 10/01/10. See information in footnote 8 below for additional information.

(4) Outstanding loan balances are shown gross of unearned income and deferred expenses.

(5) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.

(6) Includes Nonperforming Loans and Other Real Estate Owned.

(7) Tangible Common Equity, Total Capital and Tier I Capital as well as Nonperforming Assets and Concentration ratios are presented as a percent of Adjusted Total Assets (see note 3 above). Had Total Assets (GAAP assets) been used in the calculation of these ratios at 9/30/10, the resulting disclosures would have been as follows: Tangible Common Equity to Total Assets of 7.94%; Total Capital to Risk-Weighted Assets of 13.0%; Tier I Capital (to Adjusted Assets) of 8.2%; Nonperforming Assets to Total Assets of 1.68%; and Geographic Concentrations for CA, FL, NY, NJ, and VA of 3.3%, 2.2%, 2.1%, 1.0%, and 0.8%, respectively.

(8) In order to meet point-in-time regulatory balance sheet composition requirements related to its qualifying as a thrift institution at 9/30/10, RJ Bank held an additional $3.5 billion in qualifying assets funded by a $2.4 billion overnight FHLB advance, deposits of approximately $400 million from affiliates, and additional deposits of approximately $700 million from the RJBDP. The deposits from affiliates were withdrawn and the FHLB advance was repaid on 10/01/10. The RJBDP deposits were redirected to other RJBDP participating banks in early October, 2010.

(9) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.

(10) Estimated for the current quarter.

(11) This concentration ratio for the state of CA excludes 1.9% at 9/30/11, 2.2% at 6/30/11, 2.4% at 3/31/11 and 12/31/10, and 2.3% at 9/30/10, for purchased loans that have full repurchase recourse for any delinquent loans.

(12) Excludes the impact of excess RJBDP deposits held during the quarter. These deposits arise from higher cash balances in firm client accounts due to the market volatility, thus exceeding the RJBDP capacity at outside financial institutions in the program. These deposits were invested in short term liquid investments producing very little interest rate spread.